EXHIBIT 99.1
FOR RELEASE
NewLead Holdings Ltd. Announces Delivery of New Post-Panamax Vessel
PIRAEUS, GREECE, June 21, 2011 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or “the Company”), an international shipping company owning and operating tankers and dry bulk vessels, today announced that on June 13, 2011, the new Post-Panamax vessel “Newlead Endurance” of 92,000 dwt was delivered from a Korean shipyard to NewLead’s fleet.
NewLead financed the vessel through a sale and immediate bareboat leaseback transaction.
Mr. Michael Zolotas, president and chief executive officer of NewLead, stated, “We are pleased to have taken delivery of “Newlead Endurance”. We also have secured financing for the remaining three newbuilding projects. We continue to create solutions in bringing NewLead forward despite challenging industry conditions.”

		Anticipated	Anticipated
		Annualized	Aggregate
	Size	EBITDA(1)	EBITDA(2)	Charter-out Rate	Charter
Vessel	(dwt)	(millions)	(millions)	(daily, net)	Duration
Newlead Endurance	92,000	$3.2	$21.0	$14,438 plus 50.0% profit sharing(3). Charterer’s option for one plus one additional year. Net daily charter-out rate for first optional year is $15,400 plus 50.0% profit sharing. Net daily charter-out rate for second optional year is $16,844 plus 50.0% profit sharing(4).	Seven years(5)

(1)	EBITDA calculation assumes daily operating expenses of $5,500 per day and 360 revenue days.

(2)	Aggregate EBITDA over the life of the contract assuming daily operating expenses of $5,500 per day (growing at 3% annually).

(3)	50.0% profit sharing takes effect when the average of the four BPI routes exceeds $15,454.

(4)	50.0% profit sharing takes effect when 110% of the average of the four BPI routes exceeds basic daily charter-out rate.

(5)	Charterer’s option for one plus one additional year.

About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international, vertically integrated shipping company that owns and manages product tankers and dry bulk vessels. NewLead currently controls 22 vessels, including six double-hull product tankers and 16 dry bulk vessels of which three are newbuildings. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Thomas J. Rozycki Jr.	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x208	+ 30 (213) 014 8023
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